09055300

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 E. Park Drive, Suite 300
(No. and Street)

Palm Beach Gardens (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. Halvosa (561-694-0110)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City (City) MO (State) 64106 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, Kenneth J. Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Equities Corporation, as of December,31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Nancy L. Shepherd
Commission # DD436481
Expires: JULY 23, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Signature

Treasurer
Title

Nancy L Shepherd
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

LEGEND EQUITIES CORPORATION

Financial Statements, Supplemental Schedules,
and Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Legend Equities Corporation:

We have audited the accompanying balance sheet of Legend Equities Corporation (the "Company"), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2008, and the related statements of operations, owner's equity, comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Equities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 25, 2009

LEGEND EQUITIES CORPORATION

Balance Sheet

December 31, 2008

Assets

Assets:		
Current assets:		
Cash and cash equivalents	$	3,202,656
Accounts receivable		2,124,775
Prepaid expenses and other current assets		249,922
Income tax receivable		230,248
Deferred income taxes		953
Total current assets		5,808,554
Deferred income taxes		268,139
Deposits		53,408
Total assets	$	6,130,101

Liabilities and Owner's Equity

Liabilities:		
Current liabilities:		
Commissions payable	$	1,589,398
Accounts payable and accrued expenses		273,080
Payable to affiliate		604,672
Pension liability		101,161
Total current liabilities		2,568,311
Other liabilities		8,469
Total liabilities		2,576,780
Contingencies		
Owner's equity:		
Common stock, no par. Authorized 1,500 shares; issued and outstanding 100 shares		—
Additional paid-in capital		1,079,425
Retained earnings		2,629,717
Accumulated other comprehensive loss		(155,821)
Total owner's equity		3,553,321
Total liabilities and owner's equity	$	6,130,101

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Operations

Year ended December 31, 2008

Revenues:		
Distribution fees	$	28,812,883
Marketing and other fees		1,405,083
Total revenues		30,217,966
Expenses:		
Commission expense		22,871,249
Selling expense		741,973
General and administrative		6,657,311
Total expenses		30,270,533
Operating loss		(52,567)
Investment and other income		1,522
Loss before provision for income taxes		(51,045)
Provision for income taxes		4,890
Net loss	$	(55,935)

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Owner's Equity

Year ended December 31, 2008

		Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total owner's equity
Balance at December 31, 2007	$	—	1,046,733	2,685,652	4,132	3,736,517
Net loss		—	—	(55,935)	—	(55,935)
Excess tax benefits from share-based payment arrangements		—	32,692	—	—	32,692
Pension benefits		—	—	—	(159,953)	(159,953)
Balance at December 31, 2008	$	—	1,079,425	2,629,717	(155,821)	3,553,321

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Comprehensive Loss

Year ended December 31, 2008

Net loss	$	(55,935)
Other comprehensive loss:		
Pension benefits, net of income taxes of $(104,845)		(159,953)
Comprehensive loss	$	(215,888)

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(55,935)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Excess tax benefits from share-based payment arrangements		(32,692)
Changes in assets and liabilities:		
Accounts receivable		1,119,615
Prepaid expenses and other current assets		220,245
Deferred income taxes		(73,079)
Income tax receivable		(197,556)
Deposits		(1,020)
Commissions payable		(728,459)
Accounts payable and accrued expenses		31,705
Income taxes payable		(7,131)
Pension liability		(156,866)
Payable to affiliate		585,797
Other liabilities		(6,027)
Net cash provided by operating activities		698,597
Cash flows from financing activity:		
Excess tax benefits from share-based payment arrangements		32,692
Net increase in cash and cash equivalents		731,289
Cash and cash equivalents at beginning of year		2,471,367
Cash and cash equivalents at end of year	$	3,202,656
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	288,717

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Legend Equities Corporation (the "Company") is a wholly owned subsidiary of Legend Group Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In addition, the Company is also a licensed insurance agency. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial Inc. ("WDR"), a publicly traded company.

The Company sells mutual funds, variable insurance products, stocks, and insurance products. The Company also enters into securities and insurance transactions in its capacity as agent for customers. The Company's major sources of revenues consist of commissions earned on new sales of mutual fund products and distribution (Rule 12b-1) fees on existing eligible assets. Other sources of revenue include fees for marketing, meeting support, networking fees, and insurance commissions. The Company's clients are located throughout the United States.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

(c) Revenue Recognition

Distribution (Rule 12b-1) fees and related expense (and the related receivables and payables) resulting from securities transactions are recorded in the period the revenue is earned. Marketing, meeting support, and networking fees are also recorded in the period they are earned.

(d) Income Taxes

The Company is included in the consolidated federal income tax return filed by WDR. The Company is also included in combined state tax returns filed by WDR. The Company's provision for income taxes has been recorded on the same basis as if separate returns had been filed using the maximum statutory rate applicable to the consolidated group. Separate company state income tax returns are also filed in jurisdictions in which the Company operates.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by Financial Accounting Standards Board ("FASB") Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*" ("FIN 48"). Deferred tax assets and deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of the assets or liabilities and their amounts as reported under U.S. generally accepted accounting principles. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding

reduction to income taxes payable. The excess tax benefits from share-based payments were $32,692 for 2008.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare its financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. At December 31, 2008, the Company had net capital of $2,147,999, which was $1,976,214 in excess of its required net capital of $171,785. The Company's ratio of aggregate indebtedness to net capital was 1.20 to 1.0 at December 31, 2008. The difference between net capital and owner's equity is nonallowable assets, which are excluded from net capital.

(3) Transactions with Related Parties

Advisory Services Corporation ("ASC"), an affiliated company, pays expenses, which include home office overhead expenses, salaries, benefits, and federal and state income taxes for all subsidiaries of the Parent, including the Company. The Company then reimburses ASC for expenses paid on the Company's behalf. At December 31, 2008, the Company owed ASC $604,672 for expenses incurred. Costs are also incurred by several entities in the WDR affiliated group that benefit the Company. These costs are allocated to the Company and other members and consist of legal, internal audit, finance and accounting, human resource, IT support, and other shared costs. The Company paid an administrative fee allocation to WDR of $818,100 in 2008. The Company received commission and distribution (Rule 12b-1) fee revenue from WDR of $3,333,842 in 2008.

(4) Restructuring

In 2008, we initiated a restructuring plan to reduce our operating costs. We completed the restructuring by December 31, 2008, which included a voluntary separation of employees. We recorded a pre-tax restructuring charge of $171,043, consisting of employee compensation and other benefit costs. No cash payments were made prior to December 31, 2008. The restructuring charge is included in general and administrative expenses in the statement of operations, and accounts payable and accrued expenses in the balance sheet.

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2008 consists of the following:

Current income tax expense:		
Federal	$	59,454
State and local		18,515
		77,969
Deferred taxes		(73,079)
Provision for income taxes expense	$	4,890

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's actual income tax expense is primarily due to state income tax expense and nondeductible meals and entertainment expenses.

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2008 is as follows:

Deferred tax assets:		
Nonvested stock	$	182,996
Accrued expenses		68,139
Additional pension liability		102,206
Other		2,955
Total gross deferred tax assets		356,296
Deferred tax liabilities:		
Benefit plans		(19,692)
Prepaid expenses		(66,689)
Federal liability on unrecognized state benefits		(823)
Total gross deferred tax liabilities		(87,204)
Net deferred tax assets	$	269,092

A valuation allowance for deferred tax assets was not necessary at December 31, 2008.

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its parent, WDR. WDR has unrecognized tax benefits under FIN 48, that if settled, would result in the allocation of the FIN 48 liability to each subsidiary under an intercompany tax sharing arrangement, that includes the Company, based on the taxable income generated by each subsidiary. For some tax positions, if WDR realizes its unrecognized tax benefits due to a future event, the Company would be reimbursed by WDR as the Company's portion of the tax uncertainty would reduce the WDR consolidated FIN 48 liability, including penalties and interest. The Company had an asset recorded of $3,923 ($3,100 net of federal tax) as of December 31, 2008 for the reimbursement it would receive from

(Continued)

WDR based on settlement of the uncertainty through the intercompany tax sharing arrangement. These unrecognized tax liabilities would impact the Company's effective tax rate if recognized.

The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying balance sheet; unrecognized tax liabilities that are expected to be settled within the next 12 months are included in income taxes receivable.

The Company's accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as income taxes. The total amount of penalties and interest, net of federal liability, related to tax uncertainties recognized in the statement of income for the period ended December 31, 2008 was a benefit $2,669. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2008 of $2,819 ($2,387 net of federal liability) is included in the asset for total unrecognized tax liabilities described below.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (liabilities) for the year ended December 31, 2008:

Balance at January 1, 2008	$	14,139
Increases during the year:		
Gross increases – tax positions in prior period		(7,534)
Gross increases – current-period tax positions		(306)
Decreases during the year:		
Decreases due to settlements with taxing authorities		(7,065)
Decreases due to lapse of statute of limitations		(338)
Balance at December 31, 2008	$	(1,104)

The Company received notification in late 2008 of a favorable outcome on a tax position in which the Company had previously considered partially uncertain, and therefore, had not previously recognized the full tax benefit.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit the Company's income tax returns. These audits examine the Company's significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The 2005, 2006, and 2007 federal income tax returns are the only open tax years that remain subject to potential future audit. State income tax returns for all years after 2004 and, in certain states, income tax returns after 2003, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

The Company is included in audits in three state jurisdictions in which it participated in the filing of consolidated tax returns with WDR. It is reasonably possible that audit settlement will occur in these jurisdictions within the next 12-month period. It is estimated that the Company's asset for unrecognized tax uncertainties could increase by approximately $3,935 to $6,203 ($2,559 to $4,058 net of federal benefit) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income.

(Continued)

(6) Employee Savings Plan

The Company participates in WDR's 401(k) plan. This plan provides for a 100% Company match on the first 3% of income and 50% on the next 2% of income, not to exceed 4% of the employee's eligible salary. The Company's matching contributions to the WDR 401(k) plan for the year ended December 31, 2008 were $73,413.

(7) Pension Plan

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan and such costs for 2008 were $91,564.

The total projected benefit obligation of the Plan is $98,594,101, of which $716,872 relates to the Company. The total pension benefits liability (representing the projected benefit obligations in excess of pension plan assets) recorded on the balance sheet of WDR at December 31, 2008 was $20,574,265, of which $101,161 relates to the Company.

(8) Rental Expense and Lease Commitments

The Company leases its home office buildings and certain sales and other office space under long-term operating leases. Rent expense was $668,742 for the year ended December 31, 2008. Future minimum rental commitments under noncancelable operating leases for the years ending December 31 are as follows:

2009	$	550,827
2010		248,762
2011		119,508
2012		59,754
	$	978,851

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2008.

(9) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

(10) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2008, four firms, one of which is an affiliate, were responsible for approximately 30%, 20%, 17%, and 12% of the Company's mutual fund sales.

Of the Company's total revenue, 25% is earned from transactions with Oppenheimer Funds, 13% is earned from transactions with American Funds, 11% is earned from transactions with Waddell & Reed Mutual Funds, and 9% is earned from transactions with Franklin Templeton Funds. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect on the Company's revenues.

Schedule 1

LEGEND EQUITIES CORPORATION

Computation of Net Capital under Rule 15c3-1

December 31, 2008

Computation of net capital:		
Total owner's equity from balance sheet	$	3,553,321
Deduct – total nonallowable assets		1,405,322
Net capital	$	2,147,999
Computation of aggregate indebtedness:		
Total liabilities from balance sheet	$	2,576,780
Aggregate indebtedness	$	2,576,780
Computation of basic net capital requirement:		
Minimum net capital	$	171,785
Excess net capital		1,976,214
Ratio: Aggregate indebtedness to net capital		1.20
Nonallowable assets and other deductions:		
Receivables and other current assets	$	1,405,322

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule 2

LEGEND EQUITIES CORPORATION

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
Information Relating to the Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2008

The Company is not required to file the above schedules, as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker/dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer. In addition, the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Legend Equities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Legend Equities Corporation (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparison and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of the control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 25, 2009